Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Volterra Semiconductor Corporation:

We consent to the incorporation by reference in this registration statement on Form S-8 of Volterra Semiconductor Corporation of our report dated January 28, 2005, except as to note 12, which is as of February 21, 2005, with respect to the consolidated balance sheets of Volterra Semiconductor Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the annual report on Form 10-K of Volterra Semiconductor Corporation for the year ended December 31, 2004.

/s/ KPMG LLP

Mountain View, California
February 28, 2005